SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 06, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION Base Date - 03/31/2007
Corporate Legislation COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED .

01.01 - IDENTIFICATION

1 - CVM CODE 01444 -3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -C N P J 43.776.517/0001 - 80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - NEIGHBORHOOD OR DISTRICT Pinheiros
3 - ZIP CODE 05429 -900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11 11 - AREA CODE 11	7 - TELEPHONE 3388-8000 12 - FAX 3813-0254	8 - TELEPHONE 3388- 8200 13 - FAX -	9 - TELEPHONE 3388- 8201 14 - FAX -	10 - TELEX
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - NEIGHBORHOOD OR DISTRICT Pinheiros
4 - ZIP CODE 05429 -900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388- 8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815- 4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - REFERENCE / INDEPENDENT AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGIN NING	2 - END	3 - NUMBER	4 -BEGINNING	5 - END	6 - NUMBER	7 -BEGINNING	8 - END
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/ 01/2006	12/31/2006
9 - NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385 -9
11 - NAME OF RESPONSIBLE TECHNICIAN Marco Antonio Brandão Simurro						12 - TAXPAYER ID OF RESP.TECH. 755.400.708- 44

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01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2007	2 - PRIOR QUARTER 12/31/2006	3 - SAME QUARTER PRIOR YEAR 03/31/2006
Paid- up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 - Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Capture, Treatment, Water Distribution; Collection, Treatment of Sewage
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/20/2006	Interests on capital	06/29/2007	ON	0.0045500000
02	RCA	12/14/2006	Interests on capital	06/29/2007	ON	0.0049600000

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01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand Reais)	4 - AMOUNT OF THE CHANGE (In thousand Reais)	5 - NATURE OF THE CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 05/ 15/2007	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - Code	2 - Description	3 - 03/31/2007	4 - 12/31/2006
1	Total assets	18,263,524	18,093,711
1.01	Current assets	2,166,709	2,012,790
1.01.01	Cash	453,731	328,206
1.01.01.01	Cash, Banks and Fin. Invest.	453,517	328,198
1.01.01.02	Other cash items	214	8
1.01.02	Credits	1,587,063	1,572,911
1.01.02.01	Customers	1,231,301	1,205,047
1.01.02.02	Miscellaneous Credits	355,762	367,864
1.01.02.02.01	Accounts Receivable from Shareholders	355,762	367,864
1.01.03	Inventories	41,917	48,889
1.01.03.01	Storage Items for Operation	41,917	48,889
1.01.04	Others	83,998	62,784
1.01.04.01	Taxes and Contributions Recoverable	33,772	31,582
1.01.04.02	Deferred taxes and contributions	16,147	7,078
1.01.04.03	Other accounts receivable	34,079	24,124
1.02	Non-current Assets	16,096,815	16,080,921
1.02.01	Long term assets	1,752,167	1,737,550
1.02.01.01	Sundry credits	1,752,167	1,737,550
1.02.01.01.01	Customers	299,898	296,562
1.02.01.01.02	Accounts receivable from shareholders	864,031	863,467
1.02.01.01.03	Compensation for concession termination	148,794	148,794
1.02.01.01.04	Court deposits	35,352	33,835
1.02.01.01.05	Deferred taxes and contributions	350,281	342,654
1.02.01.01.06	Other accounts receivable	53,811	52,238
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	With Affiliated Companies and Similar	0	0
1.02.01.02.02	From controlled companies	0	0
1.02.01.02.03	From other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	14,344,648	14,343,371
1.02.02.01	Investments	720	720
1.02.02.01.01	Affiliates/Similar	0	0
1.02.02.01.02	Affiliates/Similar - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant & equipment	13,844,404	13,837,498
1.02.02.02.01	Property, plant & equipment	11,815,173	11,668,485
1.02.02.02.02	Work in progress	2,029,231	2,169,013
1.02.02.03	Intangible	491,821	495,118
1.02.02.04	Deferred assets	7,703	10,035
1.02.02.04.01	Organizational and reorganization expenses	7,703	10,035

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02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - Code	2 - Description	3 - 03/31/2007	4 - 12/31/2006
2	Total liabilities	18,263,524	18,093,711
2.01	Current liabilities	2,052,871	2,101,936
2.01.01	Loans and credit facilities	507,913	502,738
2.01.02	Debentures	309,501	349,737
2.01.02.01	5th issue debentures	0	46,038
2.01.02.02	6th issue debentures	231,813	231,813
2.01.02.03	Interest on debentures	77,688	71,886
2.01.03	Suppliers	89,844	144,167
2.01.04	Taxes, fees and contributions	198,464	105,552
2.01.04.01	Paes Program	42,412	41,897
2.01.04.02	Cofins and Pasep	42,080	38,142
2.01.04.03	Corporate Income Tax	66,900	0
2.01.04.04	Social Contribution	24,895	0
2.01.04.05	I.N.S.S. (Social Security)	14,827	18,230
2.01.04.06	Others	7,350	7,283
2.01.05	Dividends payable	0	0
2.01.06	Provisions	28,966	2,294
2.01.06.01	For Civil Contingencies	1,179	0
2.01.06.02	For contingencies with suppliers	587	0
2.01.06.03	For contingencies with customers	27,200	2,294
2.01.07	Debt with related companies	0	0
2.01.08	Others	918,183	997,448
2.01.08.01	Salaries and payroll charges	148,108	177,705
2.01.08.02	Services	115,837	152,953
2.01.08.03	Interest on own capital payable	511,517	511,519
2.01.08.04	Deferred taxes and contributions	73,670	76,359
2.01.08.05	Amounts refundable	64,737	72,411
2.01.08.06	Other liabilities	4,314	6,501
2.02	Non-current Liabilities	6,798,815	6,879,535
2.02.01	Long-term liabilities	6,798,815	6,879,535
2.02.01.01	Loans and credit facilities	3,956,180	4,062,924
2.02.01.02	Debentures	1,420,928	1,411,330
2.02.01.02.01	6th issue debentures	401,591	397,165
2.02.01.02.02	7th issue debentures	305,513	304,350
2.02.01.02.03	8th issue debentures	713,824	709,815
2.02.01.03	Provisions	666,593	655,258
2.02.01.03.01	For labor claims	60,979	71,213
2.02.01.03.02	Civil	76,224	76,909
2.02.01.03.03	For suppliers	163,782	157,642
2.02.01.03.04	For customers	275,294	262,344
2.02.01.03.05	For environmental matters	68,070	65,988

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02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)

1 - Code	2 - Description	3 - 03/31/2007	4 - 12/31/2006
2.02.01.03.06	Tax	22,244	21,162
2.02.01.04	Debts with related companies	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	755,114	750,023
2.02.01.06.01	Deferred taxes and contributions	148,284	146,901
2.02.01. 06.02	Paes Program	222,670	230,440
2.02.01.06.03	Social security liabilities	331,975	321,212
2.02.01.06.04	Other accounts payable	52,185	51,470
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	9,411,838	9,112,240
2.04.01	Paid -up capital	3,403,688	3,403,688
2.04.02	Capital reserves	113,408	106,690
2.04.02.01	Support for projects reserve	97,628	90,910
2.04.02.02	Incentive reserves	15,780	15,780
2.04.03	Revaluation Reserves	2,405,656	2,427,499
2.04.03.01	Own assets	2,405,656	2,427,499
2.04.03.02	Subsidiaries/Affiliates and Similar	0	0
2.04.04	Profit reserves	3,174,363	3,174,363
2.04.04.01	Legal	258,906	258,906
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other profit reserves	2,915,457	2,915,457
2.04.04.07.01	Reserve for investments	2,915,457	2,915,457
2.04.05	Retained earnings/accumulated losses	314,723	0
2.04.06	Advances for Future Capital Increase	0	0

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03.01 - INCOME STATEMENT (Thousand Reais)

1 - Code	2 - Description	3 - 01/01/2007 to 0 3/31/2007	4 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	6 - 01/01/2006 to 03/31/2006
3.01	Gross sales and/or services revenue	1,583,224	1,583,224	1,456,757	1,456,757
3.02	Gross revenue deductions	(118,617)	(118,617)	(112,163)	(112,163)
3.03	Net sales and/or services revenue	1,464,607	1,464,607	1,344,594	1,344,594
3.04	Cost of sales and/or services sold	(653,801)	(653,801)	(594,256)	(594,256)
3.05	Gross profit	810,806	810,806	750,338	750,338
3.06	Operating expenses/revenue	(354,008)	(354,008)	(292,424)	(292,424)
3.06.01	Selling	(150,468)	(150,468)	(137,923)	(137,923)
3.06.02	General and administrative	(93,095)	(93,095)	(63,757)	(63,757)
3.06.03	Financial	(110,445)	(110,445)	(90,744)	(90,744)
3.06.03.01	Financial income	33,742	33,742	29,870	29,870
3.06.03.01.01	Financial income	33,909	33,909	29,853	29,853
3.06.03.01.02	Foreign Exchange Variation Income	(167)	(167)	17	17
3.06.03.02	Financial expenses	(144,187)	(144,187)	(120,614)	(120,614)
3.06.03.02.01	Financial expenses	(191,052)	(191,052)	(209,868)	(209,868)
3.06.03.02.02	Foreign Exchange Variation Expenses	46,865	46,865	89,254	89,254
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity result	0	0	0	0
3.07	Operating income	456,798	456,798	457,914	457,914
3.08	Non-operating income	(1,012)	(1,012)	603	603
3.08.01	Revenues	997	997	2,047	2,047
3.08.02	Expenses	(2,009)	(2,009)	(1,444)	(1,444)
3.08.02.01	Loss on disposal of fixed assets	(1,960)	(1,960)	(1,365)	(1,365)
3.08.02.02	Others	(49)	(49)	(79)	(79)
3.09	Income before taxes/interests	455,786	455,786	458,517	458,517
3.10	Provision for Income Tax and Social Contribution	(181,077)	(181,077)	(116,324)	(116,324)
3.10.01	Provision for Income Tax	(132,968)	(132,968)	(92,772)	(92,772)
3.10.02	Provision for Social Contribution
3.11	Deferred income tax	48,109)	48,109)	23,552)	23,552)
3.11.01	Deferred income tax	18,171	18,171	(5,497)	(5,497)
3.11.02	Deferred social contribution	13,361	13,361	3,332	3,332
3.12	Statutory corporate interests/contributions	4,810	4,810	(8,829)	(8,829)
3.12.01	Corporate interests	0	0	(8,780)	(8,780)
3.12.02	Contributions	0	0	0	0
3.12.02.01	Extraordinary item	0	0	(8,780)	(8,780)
3.13	Reversal of interest on own capital	0	0	(8,780)	(8,780)
3.15	Profit/Loss for the Year	0	0	0	0
	Number of Shares, Ex-Treasury Shares (Thou)	292,880	292,880	327,916	327,916
	PROFIT PER SHARE	28,479,577	28,479,577	28,479,577	28,479,577
	LOSS PER SHARE	0.01028	0.01028	0.01151	0.01151

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 - EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

With the enactment of Law 12292 on March 2nd, 2006, the Company was authorized to provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia, being also able to have equity interest in other State owned or mixed capital companies, as well as to set up subsidiaries.

The Company’s shares are listed on the São Paulo Stock Exchange (“BOVESPA”) in the “New Market” segment since April, 2002, and on the New York Stock Exchange - NYSE, in the form of ADRs (American Depositary Receipts) since May, 2002.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. Out of the 120 (one hundred twenty) concession contracts that expired up to December 31, 2006, 114 (one hundred fourteen) are under negotiation. In 2007, 59 (fifty nine) contracts will expire, 150 (one hundred fifty) contracts between 2008 and 2037 and the rest without determined term. The Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalit ies where the concessions are under negotiation or will expire in 2007, totals R$1.90 billion, and the net revenue for the three- month period ended March 31, 2007 totals R$238 million in relation to these concessions.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 55,8% of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

On January 5, 2007 the Law nr. 11,445 was enacted establishing the regulatory framework of basic sanitation with the national guidelines and the fundamental principles to the rendering of services, like the social control, the transparency, the integration command of the sanitation infrastructure, the management of hydro resources, as well as the command for the articulation of the industry with the public policies of urban and regional development, housing, combat and eradication of poverty, health promotion and environmental protection, among other related ones. The regulatory mark

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seeks also the improvement to the quality of life with efficiency and the economic sustainability, making possible the adoption of gradual and progressive solutions coherent to the user’s payment capability.

As benefits to the Company, the law:

  Clarifies the conditions for the trasitoriety of the services, changing article 42 of the Concessions Act to determine to the Conceding Power to perform evaluations, surveys and payment of indemnification previously to the reversal of assets, as validation condition to the subsequent municipal acts;
  Significantly reduces the possibility of success in the judicial measures adopted for the resume of services in a sudden way and without indemnification;
  Aims the improvement of the achie vement of public interests related to the environment and it favors the state planning of the services without disregarding the local peculiarities, considering the need of the Municipalities to present sanitation plans, compatible with the plans of the hydrographic basins; and
  Imposes the indication of the regulating entity and the publishing of regulatory norms that allow more clarity and efficiency in the inspection of services, as well as the providing itself, safeguarding and compatibilizing the different interests of the consumer and the contracting parties.

The information about area of concession, number of municipalities, volume of water and other related data disclosed in this report that do not arise from the accounting and/or financial statements are not revised by the independent auditors.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company’s financial statements, which are used as the basis for determining income taxes and mandatory minimum dividends calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76 and amendments), the rules and regulations of the Brazilian Securities Commission - CVM and the accounting standards issued by the Brazilian Institute of Independent Auditors - IBRACON.

The financial statements for the quarter ended on March 31, 2006 were reclassified for purposes of better presentation and maintenance of comparability as described below:

- Previously classified as cost of sales and services provided, the amount of R$ 5,209 was reclassified to selling and administrative expenses, in the amounts of R$ 2,180 and R$ 3,029, respectively.

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3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenues from sales and services

Revenues from water and sewage services are recognized as water is consumed or as services are provided. Revenues from water and sewer services rendered, but not billed, are recorded as unbilled customer accounts receivable based on monthly estimates, in order to match such revenue with costs incurred.

(ii) Financial income and expenses

Financial income and expenses are primarily comprised of interest and, monetary and exchange variations on loans and financing, contingencies, accounts receivable and financial investments, and are calculated and reported on the accrual basis of accounting.

(iii) Income and social contribution taxes.

Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution at the rate of 9%. These taxes are reported on an accrual basis.

Deferred taxes are calculated based on taxable or deductible amounts in future years and are recognized to the extent that realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred income social contribution taxes on the revaluation reserve of property, plant and equipment recorded up to 1991.

(iv) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(b) Cash and cash equivalents

Cash and cash equivalents comprise primarily bank deposits and financial investments and are carried at cost plus accr ued interest, if applicable, not exceeding market value. Financial investments denominated in reais have a ready market and are mostly represented by Banking Cash Deposits - CDB’s and by Financial Investment Funds - “FIF’s”. Foreign currency deposits, if any, are translated at balance sheets date exchange rates.

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(c) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company records an allowance for doubtful accounts in amount that is deemed by Management to be sufficient to cover probable losses in accounts receivable. The allowance is set up for receivable balances in excess of R$5 and overdue for more tha n 360 days and in excess of R$30 and overdue for more than 360 days, which are under judicial collection proceedings. The amount so calculated and adjusted when it represents excess or insufficiency, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers. For accounts receivable balances up to R$5 and overdue more than 180 days, such balances are written off through a direct charge to income.

The Company does not record allowance for doubtful accounts for any amounts due to it by the State Government or entities controlled by the State Government, since it does not expect to incur in losses from such credits.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at lower of average acquisition cost or realizable value and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and non current portion receivables

Other current assets and non current portion receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Property, plant and equipment

Demonstrated at cost restated up to December 31, 1995, combined with the following aspects:

Depreciation of property, plant and equipment - calculated at the straight-line method, at the annual rates mentioned in note 6.a.

Revaluation of fixed asset items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts, recorded with a corresponding credit to the “Revaluation Reserve” account in the Shareholders’ Equity, and is realized through depreciation, sale and disposal of the respective items, with a corresponding entry to “Retained Earnings” account.

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Contributions of property, plant and equipment by third parties and from government entities to allow the Company to supply water and sewage services are recorded as a capital reserve.

Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties.

Capitalization of Financial Charges

Interest charges on loans and financing for construction-in-progress are capitalized as part of the cost of assets, during the respective work.

Capitalized interests and foreign exchange variations are depreciated together with the cost of the asset, once the respective asset becomes operational.

Repairs and Maintenance

Improvements to existing property are capitalized, while costs of general maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

Non recovery of long-lived assets.

The Company reviews long-lived assets, primarily buildings and water and sewage systems, including property, plant and equipment and concession assets, to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or group of assets is written down to realizable amount if and when appropriate.

Intangible Assets

As of the year 1999, the negotiations and acquisitions of new concessions started to consider the financial and economic result of the business, defined in an evaluation appraisal, issued by independent experts.

The terms of these concessions are normally for a period of 30 years and generally include the corresponding right to operate assets of concession for which the Company has not ownership. The acquisition price for these concessions contemplates the fair value of the concession, based on the appraisal reports that take into consideration the projected cash flows and the remaining period of the concession at the date of acquisition. The cost of assets acquired is amortized over the period of the concession, using the straight line method.

Page: 12

(g) Deferred Charges

The deferred charges is comprised by deferred charges with projects and technical studies, being amortized on straight line basis, for the period of 5 years as of the date when the benefits start to be generated.

(h) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses incurred up to closing date.

Loans and financing denominated in foreign currency are converted into reais at the period-end closing date. The adjustments resulting from monetary variations are recorded, when incurred, as “Financial Results, net”.

(i) Salaries and payroll charges

Salaries, provisions for vacation pay, 13th salary and complementary payments agreed upon collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(j) Provision for Contingencies

Recorded to cover losses assessed as probable by the legal counsels of the Company based on predictable amounts, related to civil, tax, labor and environmental processes in the administrative and judicial levels. The balances of the provisions for contingencies are being presented net of the respective court deposits.

(k) Environmental costs

Costs relating to ongoing environmental programs are expensed in the income statement, as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities

(l) Private Pension Plan

The Company sponsors a private defined benefit pension plan. The CVM resolution 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding to the plan assets. The Company has elected to recognize the transition obligation as of the date of adoption in earnings on a straight-line basis over five ye ars beginning on January 1, 2002.

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(m) Other current and non-current liabilities

Other current and non-current liabilities are stated by the amounts known or payable, added, when applicable, with the corresponding charges, monetary and foreign exchange variations.

(n) Interests on Shareholders’ Equity

Accounted for according to the provisions contained in Law nr. 9249/95 for deductibility purposes, limited to the pro-rated daily variation of the long-term interest rate - TJLP and demonstrated in the Shareholders’ Equity for accounting purposes.

(o) Earnings per share

It is determined taking into consideration the actions with the public at the data of closing the periods.

(p) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

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4. CUSTOMERS

(a) Summary of customer accounts receivable

	Mar/07	Dec/07

Private -sector customers:
General customers and special customers (i) (ii)	786,395	760,901
Agreements (iii)	183,831	179,353

	970,226	940,254

Government Entities:	466,040	446,495
Municipal	25,407	23,524
Federal	97,605	85,909
Agreements (iii)	589,052	555,928

Wholesale customers - municipal authorities: (iv)
Guarulhos	352,443	340,534
Mauá	118,528	115,189
Mogi das Cruzes	6,840	4,139
Santo André	298,721	289,592
São Caetano do Sul	4,323	2,932
Diadema	88,161	85,620

	869,016	838,006

Unbilled amounts	279,550	290,578

Subtotal	2,707,844	2,624,766

Allowance for doubtful accounts	(1,176,645)	(1,123,157)

Total customers	1,531,199	1,501,609

Current portion	1,231,301	1,205,047
Non current portion (v)	299,898	296,562

(i) General customers - residential and small and medium-sized businesses.
(ii) Special customers - large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)
Page: 15

(iii) Agreements - renegotiation into installments of past due debts, added by monetary indexation and interests, with maturity dates between 6 and 12 months, except the agreements with municipal City Halls, with maturity dates up to 2011.

(iv) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, some of these municipalities judicially contest the tariffs charged by Sabesp and do not pay the amounts in dispute. Based on the collection history, these amounts are classified as non current assets, as per the roll-forward below:

	Mar/07	Dec/06

Balance at beginning of period	838,006	809,075
Billings for services provided	70,194	70,580
Collections - current year services	(24,231)	(40,171)
Collections - prior year services	(14,953)	(1,478)
Balance at end of period	869,016	838,006
Current portion	20,689	16,170
Non current portion	848,327	821,836

Some Municipal City Halls judicially question the tariffs practiced by SABESP.

(v) The non current portion comprises the accounts receivable past due and renegotiated with the customers and past due amounts of wholesale supply to municipal authorities, and it is recorded net of the allowance for doubtful accounts in the amount of R$648,213 on March 31, 2007 (R$621.657 on December 31, 2006).

(b) Customer accounts receivable aging summary

	Mar/06	Dec/06

Current	743,074	705,863
Past due:
Up to 30 days	225,046	247,970
From 31 to 60 days	76,252	72,064
From 61 to 90 days	54,338	48,962
From 91 to 120 days	45,603	40,540
From 121 to 180 days	78,401	71,101
From 181 to 360 days	179,743	186,387
For more than 360 days	1,305,387	1,251,879
Total	2,707,844	2,624,766

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(c) Allowance for doubtful accounts

(i) The amount of the supplement to the provision may be presented as follows:

	1st Qtr/07	1st Qtr/06

Balance at beginning of period	1,123,157	920,736

Private -sector customers/government entities	26,932	15,777
Wholesale customers	26,556	26,044

Additions in the period	53,448	41,821
Balance	1,176,645	962,557

Current portion	528,432	416,882
Non current portion	648,213	545,675

(iii) In the income

The Company recorded probable losses in accounts receivable verified in the first quarter of 2007, in the amount of R$ 76,303, directly to the income for the period, recorded in “Selling Expenses”. In the first quarter of 2006, these losses were R$ 68,222.

	3rd Qtr/06	3rd Qtr/05

Provisions (over five thousand reais)	(58,829)	(47,979)
Recoveries (over five thousand reais)	5,341	6,158
Direct write -offs (less than five thousand reais)	(49,067)	(44,486)
Recoveries (less than five thousand reais)	26,252	18,085

Expenses (note 16)	(76,303)	(68,222)

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

The balance receivable from the general and special customers contemplates the account “collections to discriminate”, of creditor nature which, however, presents a debt balance of R$37,374 on March 31, 2007 (R$43,486 on December 31, 2006). For this reason the Company is in the process of analysis of the manual and systemic routines and reconciliations of the referred balances in order to identity the causes for the inversion of the nature of the balance and to adequate the related accounting impacts in the financial statements.

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5. RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Accounts receivable from the State Government

	Mar/07	Dec/06

Current:
Water and sewage services (i)	294,407	308,030
GESP Agreement (iii) and (iv)	61,355	59,834

Total current	355,762	367,864

Non current portion:
Water and sewage services - GESP Agreement (iii) and (iv)	66,034	89,012
Reimbursement for pension benefits paid (ii)	797,997	774,455

Total Non current portion	864,031	863,467

Total receivable from shareholder	1,219,793	1,231,331

Water and sewage services	421,796	456,876
Reimbursement for pension benefits paid	797,997	774,455

	1,219,793	1,231,331

(b) Interest on shareholders’ equity	396,361	396,361

(c) Operating Revenues

Gross revenue from sales and services	1st Qtr/07	1st Qtr/06

Water sales	43,554	40,382
Sewage services	30,267	33,842
Collections	(93,722)	(56,417)

(d) Financial revenues	33.742	50.882

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

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(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At March 31, 2007 and December 31, 2006, 2,665 and 2,670 retirees, respectively, received supplementary pension payments, being that in the quarters ended on March 31, 2007 and December 31, 2006 the Company paid R$ 23,542 and R$ 31,578, respectively. There were 144 active employees at March 31, 2007, who will be entitled to such benefits at the time of their retirement, as compared to 163 at December 31, 2006.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$678,830, of which R$320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Water and Electric Power Department - DAEE intends to transfer these properties to the Company to reduce the amounts owed to the Company. The reservoirs evaluation works has been completed and approved by the Board of Directors of the Company, which works indicated an amount of R$300,880 (base date - June, 2002), as shown in the respective report. There is a public civil action at the Court of Justice of the State of São Paulo involving the transfer of these reservoirs. The Company’s legal counsels assess the risk of loss from the lawsuit as probable, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

Based on official notice no. 53/2005 of the State Capital Defense Council - “CODEC”, dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementary retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall result in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP - FIPECAFI to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Page: 19

Once the amounts and any monetary adjustment criterion are established, SABESP will be able to take applicable actions in order to start the process of receiving of the amounts due by the Government of the State of Sao Paulo.

It is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$518,732, including (1) amounts declared and paid relating to years prior to 2003 (R$126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$31,098); and (3) amounts declared and paid relating to 2003 (R$360,667).

The Company and the State Government have agreed to the reciprocal offset of R$404,889 (monetarily adjusted through February 2004). The remaining obligation of R$176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

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(e) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$425,314 and R$287,999 at March 31, 2007 and December 31, 2006, respectively. The financial income from such investments was R$9,378 and R$12,713 in the periods ended March 31, 2007 and 2006, respectively. The Company must, by force of State Decree, invest its excess resources together with financial institutions controlled by the State.

(f) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy - DAEE; in case these reservoirs were not available for the Company’s use, there could have been the need to obtain water in more distant locations. The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs.

(g) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the Government of the State and to the munic ipalities involving approximately 6,800 real estates that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

(h) Guarantees

The Government of the State of São Paulo extends guarantees for some loans and financings of the Company and it does not charge any fee related to them.

Management is doing its best efforts to keep in permanent basis the payments of the State with regards to transactions between the parties.

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6. PROPERTY, PLANT & EQUIPMENT

	Mar/07			Dec/06

		Accumulated
	Restated Cost	Depreciation/	Net	Net

In use
Water systems:
Land	942,574	-	942,574	941,757
Buildings	2,747,075	(1,456,240)	1,290,835	1,286,682
Connections	876,675	(359,375)	517,300	484,208
Water meters	277,261	(143,731)	133,530	134,448
Networks	3,376,718	(1,037,678)	2,339,040	2,310,858
Equipment	232,191	(162,102)	70,089	88,158
Others	609,365	(274,766)	334,599	351,298

Sub total	9,061,859	(3,433,892)	5,627,967	5,597,409

Sewage system:
Land	346,648	-	346,648	346,471
Buildings	1,569,811	(596,281)	973,530	939,039
Connections	895,291	(362,668)	532,623	527,102
Networks	5,059,321	(1,166,410)	3,892,911	3,793,947
Equipment	396,545	(344,569)	51,976	77,812
Others	141,889	(69,327)	72,562	79,576

Sub total	8,409,505	(2,539,255)	5,870,250	5,763,947

General use:
Land	107,707	-	107,707	107,707
Buildings	133,873	(75,511)	58,362	59,638
Transportation equipment	136,762	(129,747)	7,015	6,895
Furniture, fixtures and equipment	325,668	(208,274)	117,394	106,411
Loan for use of land	20,556	-	20,556	20,556
Loan for use of assets	8,457	(2,535)	5,922	5,922

Sub total	733,023	(416,067)	316,956	307,129

Total in use	18,204,387	(6,389,214)	11,815,173	11,668,485

Construction in progress:
Water systems	677,626	-	677,626	708,646
Sewage systems	1,345,907	-	1,345,907	1,454,445
Others	5,698	-	5,698	5,922

Total construction in progress	2,029,231	-	2,029,231	2,169,013

General Total	20,233,618	(6,389,214)	13,844,404	13,837,498

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(a) Depreciations

Depreciation is calculated at the following annual rates: - buildings - 4% and networks - 2%; machinery and equipment - 10%; hydrometers - 10%; vehicles - 20%, information technology equipment - 20%; residential connections - 5% and office furniture - 10%. When applicable, the depreciation rates are adjusted to take into account the changes in the estimated remaining economic lives to the extent they are replaced.

(b) Construction in progress

Disbursements from the first quarter of 2007 to 2012, related to construction works already contracted are estimated to be approximately R$933,000 (unaudited).

(c) Disposals of property, plant and equipment

The Company wrote-off, in the first quarter of 2007, fixed asset items in the amount of R$1,960 (in the fist quarter of 2006 - R$2,546, resulting in total loss in the amount of R$1,365) related to the group of operating assets, caused by obsolescence, theft and sale.

(d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems it was necessary to expropriate or establish rights of way through third-party properties, all in conformity with the relevant legislation. The owner’s of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the first quarter of 2007 are estimated to be approximately R$469,000 (unaudited). The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount paid relating to expropriations of property, plant and equipment in the first quarter of 2007 was R$437 (R$1,212 - in the fist quarter of 2006).

(e) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at March 31, 2007 would be R$422,966 (R$453,397 in March 31, 2006). The amount of R$21,843 was realized in the period from January to March, 2007 (January to March, 2006 - R$23,748).

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(f) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreign currency exchange variation, to property, plant and equipment in the amount of (R$2,671) in the fist quarter of 2007 (in the fist quarter of 2006 – R$ (13,113)), during the period in witch the related assets were under construction.

(g) Assets in guarantee

At March 31, 2007, the Company had assets in the amount of R$249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 10).

Additionally, three of the Company’s real estates, in the amount of R$ 60,539 have been pledged as guarantee for financing together with the International Bank for Reconstruction and Development - Bird (Note 10).

(h) Non-operating assets

The Company had R$26,478 at March 31, 2007 and December 31, 2006 referring to other non-operating assets given as free leases, comprised primarily of lands surrounding reservoirs.

(i) Totally depreciated assets

On March 31, 2007 and December 31, 2006 the gross accounting value of the totally depreciated assets which are still in use is R$512,505 and R$426,659, respectively.

(j) Fixed Assets in operation

Fixed assets in operation represents the assets involved in the service providing of water supply and sewage collection in 352 municipalities.

7. INTANGIBLE ASSETS

As of the year 1999, the negotiations related to new concessions started to become operational, considering the financial and economic result of the business, defined in appraisal report issued by independent experts.

The amount defined in the respective contracting instrument, after the celebration of the deal together with the municipality, with the realization by means of underwriting stock of the Company or in cash, it is registered under this line item and amortized over the concession period (normally on a 30-year term). On March 31, 2007 and 2006 there was no pending amount related to these payments to the municipalities.

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The net disclosed amount refers to the assumption of the following municipalities:

	March 2007			Dec/2006

	Restated	Accumulated
	Cost	Depreciation	Net	Net

Agudos	7,549	(1,956)	5,593	5,651
Bom Sucesso do Itararé	338	(25)	313	317
Campo Limpo Paulista	11,871	(2,880)	8,991	9,038
Conchas	2,272	(501)	1,771	1,768
Duartina	1,522	(299)	1,223	1,178
Estância de Serra Negra	13,361	(1,527)	11,834	11,853
Itapira	14,729	(1,453)	13,276	13,399
Itararé	5,559	(1,467)	4,092	4,136
Marabá Paulista	445	(85)	360	364
Miguelópolis	4,101	(1,115)	2,986	3,003
Osasco	270,515	(62,115)	208,400	209,255
Paraguaçu Paulista	14,174	(3,825)	10,349	10,460
Paulistânia	150	(29)	121	122
Sandovalina	216	(51)	165	166
Santa Maria da Serra	1,097	(234)	863	867
São Bernardo do Campo	237,459	(25,059)	212,400	214,389
Várzea Paulista	12,039	(2,955)	9,084	9,152

Total	597,397	(105,576)	491,821	495,118

The amortization of the intangible assets is performed during the term of the concession contracts of the assumed municipalities.

For the first quarter of 2007 and 2006, amortization expenses related to the intangible concession rights were R$ 5,083 and R$ 5,000, respectively. The amortization expenses for next five years is estimated in approximately R$ 20,350 per year (information not revised by the independent auditors).

(a) Contract with the Municipality of Lins

Federal Law nr. 11,107 of April, 2006 set up the “Program Contract” as the juridical instrument to the constitution of obligations related to the transfer of public services among entities of the Federation. This new juridical model is denominated associated management. The cooperation agreement is the juridical instrument able to discipline the associated management of the public services, pursuant to the estimate contained in article 241 of the Federal Constitution.

This way, authorized by the cooperation agreement executed between the municipality of Lins and the State of São Paulo, Sabesp formalized the program contract on January 26, 2007 with this municipality, which objective is the service providing of water supply and sanitation sewage collection for 30 years, extendable for equal period. According to this agreement, the State of São

Page: 25

Paulo is in charge of, through the Secretary of Sanitation and Energy, to set up goals and define the basic sanitation in the State of Sao Paulo, incorporating the specific goals expected for the Municipality. The services compensation regime will be through tariff, to be fixed by the Municipality, and that shall be revised, when necessary, to ensure the financial and economic balance of the agreement.

All assets and rights, pre-existing to the contract, as well as those acquired or constructed during its effectiveness, integrate the services of water supply and sanitation sewage. The pre-existing amounts invested by Sabesp referring to the reversible assets by force of the concession contract terminated in 2005, remain as property thereof and shall be indemnified by the municipality, in case of extinguishment of the present contract, when the assets shall be transferred to the municipality and, then, the indemnification amount, at the time of extinguishment, shall be set. The new reversible assets shall be amortized over the contract term and shall be indemnified by the municipality to Sabesp in case of extinguishing the contract before its expiration.

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8. LOANS AND FINANCING

(i) Loans and financing balances

	March/07			Dec/06

		Non			Non		Final	Annual Interest	Adjustment to
	Current	Current	Total	Current	Current	Total	Maturity	Rate	Inflation	Guarantees

Local currency

										State of S.Paulo
União Federal / Banco										Government and
do Brasil	221,398	1,805,808	2,027,206	215,723	1,854,042	2,069,765	2014	8,5%	UPR	Own Funds

Debentures 5th Issue	-	-	-	46,038	-	46,038	2007	10,65%	IGP-M	-
								CDI+1,75% and
Debentures 6th Issue	231,813	401,591	633,404	231,813	397,165	628,978	2010	11%	IGP-M	-
								CDI+1,5% and
Debentures 7th Issue	-	305,513	305,513	-	304,350	304,350	2010	10,8%	IGP-M	-
								CDI+1,5% and
Debentures 8 h Issue	-	713,824	713,824	-	709,815	709,815	2011	10,75%	IGP-M	-

CEF	51,742	470,098	521,840	49,648	477,628	527,276	2007/2022	5 % to 9,5%	UPR	Own Funds

FIDC - SABESP I	55,556	166,666	222,222	55,555	180,556	236,111	2011	CDI+0,7%	-	Own Funds
								3% + TJLP limit
BNDES	31,054	146,838	177,892	31,515	154,043	185,558	2013	6%	-	Own Funds
								12% / CDI /
Others	2,814	22,367	25,181	2,791	23,136	25,927	2009/2011	TJLP+6%	UPR	-
Accrued interest and
financial charges	106,913	25,244	132,157	99,252	20,891	120,143

Total local currency	701,290	4,057,949	4,759,239	732,335	4,121,626	4,853,961

Foreign currency

BIRD									Currency basket var	Federal
US$ 2,242 thousand	4,597	-	4,597	4,752	-	4,752	2007	5,15%	+ US$	Government
BID									Currency basket var	Federal
US$ 438,969 thousand	82,977	817,084	900,061	99,930	831,952	931,882	2007/2025	3% to 7,7%	+ US$	Government
Eurobonds
US$ 238,052 thousand	-	488,102	488,102	-	508,955	508,955	2008/2016	12% and 7,5%	US$	-
JBIC										Federal
Yen 803,164 thousand	-	13,973	13,973	-	11,721	11,721	2029	1,8% and 2,5%	Yene	Government
Accrued interests and
financial charges	28,550	-	28,550	15,458	-	15,458

Total foreign currency	116,124	1,319,159	1,435,283	120,140	1,352,628	1,472,768

Total	817,414	5,377,108	6,194,522	852,475	5,474,254	6,326,729

As of March 31, 2007 the Company did not have balances of short-term loans and financing.

Exchange rate as March 31, 2007: USD 2.0504; Yen 0.017397

UPR: Standard Reference Unit - TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION: Value referring to the BID and BIRD account - EUR: Euro
CDI: Interbanking Deposit Certificate - IGP-M: General Market Prices Index

Page: 27

(ii) Settlement schedule of loans and financing

Total debt to be paid until the end of 2007 is R$723,227, being the amount denominated in United States dollars and in Euro of R$117,338, and the amount of R$605,889 refers to interest and principal of loans denominated in Brazilian reais.

INSTITUTION	2007	2008	2009	2010	2011	2012	2013 Onward	TOTAL
Local currency União Federal/Banco do Brasil Caixa Econômica Federa l - CEF Debentures FIDC - SABESP I BNDES Others Accrued interest and financial charges	164,278 38,425 231,813 41,667 23,664 2,187 103,855	235,926 54,649 - 55,556 31,553 5,828 9,369	256,790 58,032 755,347 55,556 31,553 6,244 8,415	279,499 62,318 301,756 55,555 31,553 5,699 8,415	304,216 67,491 363,825 13,888 31,553 5,223 2,103	331,119 72,983 - - 25,689 - -	455,378 167,942 - - 2,327 - -	2,027,206 521,840 1,652,741 222,222 177,892 25,181 132,157
Total Domestic	605,889	392,881	1,171,937	744,795	788,299	429,791	625,647	4,759,239
Foreign currency BIRD BID Eurobonds JBIC Accrued interest and financial charges	4,597 84,191 - - 28,550	- 70,689 201,046 - -	- 70,689 - - -	- 70,689 - - -	- 70,689 - 322 -	- 70,689 - 773 -	- 462,425 287,056 12,878 -	4,597 900,061 488,102 13,973 28,550
Total Foreig n	117,338	271,735	70,689	70,689	71,011	71,462	762,359	1,435,283
Grand Total	723,227	664,616	1,242,626	815,484	859,310	501,253	1,388,006	6,194,522

(iii) Short-term debt structure

One of the Company’s main goals is to reduce its foreign currency debt exposure, therefore minimizing costs and volatility over income.

(iv) Covenants

At March 31, 2007 the Company was in compliance with all financial covenants.

Page: 28

9. TAXES AND CONTRIBUTIONS

	Mar/07	Dec/06

In current assets ((b)(i))
Deferred income tax	11,873	5,205
Deferred social contribution	4,274	1,873

	16,147	7,078

In long-term assets ((b)(ii))
Deferred income tax	255,854	250,246
Deferred social contribution	94,427	92,408
	350,281	342,654

In current liabilities ((b)(iii))
Deferred PASEP	21,877	22,508
Deferred COFINS	51,793	53,851

	73,670	76,359

In long-term liabilities ((b)(iv))
Deferred income tax	62,509	63,594
Deferred social contribution	17,993	18,384
Deferred PASEP	17,543	17,033
Deferred CO FINS	50,239	47,890

	148,284	146,901

	1st Qtr/07	1st Qtr/06
In income
Income tax	(132,968)	(92,772)
Deferred income tax	13,361	3,332
	(119,607)	(89,440)

In income
Social contribution	(48,109)	(23,552)
Deferred social contribution	4,810	(8,829)
	(43,299)	(32,381)

(b) Deferred

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$47,491 (December/2006 - R$20,819).

(ii) In Long-Term Assets

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Mainly calculated on temporary differences in the amount of R$1,023,416 (December/2006 - R$1,000,985) related to income tax and R$1,049,187 (December/2006 - R$1,026,756) related to social contribution.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when the service was provided, and the settlement when the invoices were collected.

(iv) In Current Assets liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$250,034 (December/2006 - R$254,376) relating to income tax and R$199,928 (December/2006 - R$204,269) relating to social contribution.

- Pasep and Cofins

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when the service was provided, and the settlement when the invoices were collected.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the quarterly information is reconciled from the nominal rates provided by law, as shown below:

	1st Qtr/07	1st Qtr/06

Income before taxes on income	455,786	458,517
Statutory rate	34%	34%
Tax expense at statutory rate	(154,967)	(155,896)
Permanent differences
Realization of revaluation reserve	(7,427)	(8,074)
Interest on shareholders’ equity	-	44,058
Other differences	(512)	(1,909)

Income and social contribution taxes	(162,906)	(121,821)

Current income tax and social contribution	(181,077)	(116,324)
Deferred income tax and social contribution	18,171	(5,497)
Effective rate	36%	27%

Page: 30

10. PAES PROGRAM - SPECIAL TAX DEBT REFINANCING PROGRAM

The Company applied for enrollment in the Special Tax Debt Refinancing Program - “PAES”, on July 15, 2003, in accordance with Law No. 10,684, of May 30, 2003, including certain tax liabilities related to COFINS and PASEP subject of a legal action challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of the Tax Recovery Program - “REFIS”. The total amount included in Paes was R$ 316,953.

The debit is being paid within 120 months, being that the amount paid in the 1st quarter of 2007 was R$ 10,560 (R$ 10,429 in the first quarter of 2006) and R$ 3,305 was accrued in the 1st quarter of 2007 (R$ 5,289 in the 1st quarter of 2006) related to interests.

The assets pledged as guarantee under in the previous Refis Program, in the amount of R$ 249,034 continue to secure amounts under the Paes Program.

11. PROVISIONS FOR CONTINGENCIES

	Dec/06	Additions	Exclusions	Interests, Restatements and Reversals	Mar/07

Customer claims (i)	273,258	23,220	(3,776)	18,412	311,114
Contractor claims (ii)	168,547	2,376	(1,082)	5,433	175,274
Other civil claims (iii)	76,909	6,435	(6,007)	66	77,403
Tax claims (iv)	21,162	1,560	(478)	456	22,700
Labor claims (v)	71,213	2,090	(12,144)	(180)	60,979
Environmental claims (vi)	65,988	959	(190)	1,313	68,070

Subtotal	677,077	36,640	(23,677)	25,500	715,540
Escrow Deposits	(19,525)	(456)	-	-	(19,981)

Total	657,552	36,184	(23,677)	25,500	695,559

The Company has recorded in current liabilities, under the caption “Provisions”, amounts related to judicial lawsuits in process, in phase of sentence. The presented balance of R$28,996 (Dec/2006 - R$2,294) is net of escrow deposits totaling R$18,525 (Dec/2006 - R$18,525).

The Company, based on a joint analysis together with its legal counselors, recorded provisions in an amount considered sufficient to cover probable losses arising from judicial lawsuits, recorded in long term liabilities, under the caption “Provisions”, in the amount of R$666,593 (Dec/2006 - R$655,258), presented net of escrow deposits totaling R$1,456 (Dec/2006 - R$1,000).

Page: 31

(i) Customer claims - approximately 1.010 claims from customers have been filed by commercial customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases whose risk of loss has been assessed as probable.

(ii) Contractor claims - Filed by certain construction service contractors alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and monetary losses from economic-financial unbalance in the applicable contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iii) Other civil claims - Refer to claims for indemnifications for material damages, pain and suffering and loss of profits caused to third parties, in several different court levels, provisioned when classified as of probable loss.

(iv) Tax claims - the provisions for contingencies of tax nature refer mainly to questions related to the collection of taxes, questioned by reason of divergence of interpretation of the legislation by the legal counsels of the Company.

(v) Labor claims - the Company is party to several labor claims, related to overtime pay, health hazard and risk, prior notice period, obj deviation, salary parity and others, most of the amounts involved being under provisional or definite execution, in several court levels, thus being classified as of probable loss and, consequently, duly provisioned.

(vi) Environmental claims - refer to various administrative and judicial processes filed by public entities, including by the Companhia de Tecnologia de Saneamento Ambiental - Cetesb, the General Attorney’s Office of the State of Sao Paulo and others, seeking to impose fines and penalties for environmental damages allegedly caused by the Company.

Lawsuits with possible risk of loss

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by its legal advisors to be of possible likelihood of loss and which are not provisioned. The aggregate amount referring to such proceedings is approximately R$1,643,900 as of March 31, 2007 (December/06 - R$1,470,400).

Page: 32

12. PENSION AND HEALTH BENEFIT PLANS

The Company sponsors the Fundação Sabesp de Seguridade Social - Sabesprev, an entity organized in August 1990 with the main purpose of managing Sabesp’s complementary pension and health benefit plans.

The monthly contributions related to the post-retirement program - defined benefit correspond to 2.10% of the Company and 2.21% from the participants (average participant contributions, as the discount value varies in function of the salary range, between 1% and 8.5%) .

The health benefit program, which is comprised of optional health benefit plans, free-election, is also funded by contributions from the sponsor and the participating employers, which were the following in the period:

Company: average of 7.26% on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.4% of the gross payroll, on average.

13. BENEFITS TO EMPLOYEES

In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits granted and payable to which the employees will be entitled after service time.

At December 31, 2006, based on independent actuarial reports, Sabesp had a net actuarial liability of R$321,212, representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees and pensioners, and the assets in guarantee.

The Company has elected to recognize the liability over five years beginning in 2002. The actuarial liability as of March 31, 2007, in the amount of R$331,975 (December/2006 - R$321,212), has been recorded in non current portion liabilities.

For the fiscal year 2007 the expense estimate is R$55,924, and it has been charged to income in the period from January to March, 2007, as follows:

	Qtr/07	1st Qtr/06

Transfer to Sabesprev	3,832	3,724
Actuarial liability recorded	10,764	11,267

Total recorded	14,596	14,991

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14. PROFIT SHARING

As of 2006, the period of target evaluation was changed from June to July to January to December, with distribution of the corresponding amount of up to one payroll value, upon achievement of targets set in negotiations between the Company and the entities representing the functional classes.

In the quarter ended on March 31, 2007 the amount of R$ 13,804 was provisioned, which is recorded in the “Salaries and Wages” item, in current liabilities, referring to the period from January to December, 2007. Still in this period, payments occurred, in the amount of R$ 53,875 referring to the year of 2006.

15. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The determination of the market value of financial instruments is performed on an annual by basis Company Management.

(b) Credit risk concentration

A significant portion of sales is made to a geographically dispersed customer base. In relation to those clients, credit risk is mitigated due to the large portfolio and to the control procedures which monitor this risk.

The allowance for doubtful accounts is sufficient to cover eventua l losses.

(c) Foreign Currency

Transactions in foreign currency consist of borrowings to specific improvement works and expansion of the Company’s water supply and sewage collection and treatment services.

Page: 34

16. OPERATING COSTS AND EXPENSES

	1st Qtr/07	1st Qtr/06

Cost of sales and services:
Payroll and related and charges	(231,193)	(214,164)
General supplies	(29,799)	(25,983)
Treatment supplies	(35,506)	(32,573)
Outside services	(82,311)	(68,727)
Electric power	(117,669)	(104,853)
General expenses	(7,572)	(6,054)
Depreciation and amortization	(149,751)	(141,902)
	(653,801)	(594,256)
Selling expenses:
Salaries and Payroll Charges	(37,548)	(35,332)
General supplies	(1,246)	(1,114)
Outside services	(19,891)	(18,485)
Electric power	(188)	(207)
General expenses	(14,579)	(13,863)
Depreciation and amortization	(713)	(700)
Bad debt expense, net of recoveries - 4(c)	(76,303)	(68,222)
	(150,468)	(137,923)
Administrative expenses:
Salaries and Payroll Charges	(32,165)	(27,606)
General supplies	(1,024)	(1,095)
Outside services	(24,549)	(20,090)
Electric power	(332)	(277)
General expenses	(22,668)	(2,701)
Depreciation and amortization	(3,645)	(4,112)
Tax expenses	(8,712)	(7,876)
	(93,095)	(63,757)
Costs, selling and administrative expenses:
Salaries and Payroll Charges	(300,906)	(277,102)
General supplies	(32,069)	(28,192)
Treatment supplies	(35,506)	(32,573)
Outside services	(126,751)	(107,302)
Electric power	(118,189)	(105,337)
General expenses	(44,819)	(22,618)
Depreciation and amortization	(154,109)	(146,714)
Tax expenses	(8,712)	(7,876)
Bad debt expense, net of recoveries	(76,303)	(68,222)
	(897,364)	(795,936)

Page: 35

	1st Qtr/07	1st Qtr/06

Financial expenses:
Interest and other charges on loans and financing - local currency	(118,207)	(138,417)
Interest and other charges on loans and financing - foreign currency	(18,228)	(22,013)
Interest on shareholders’ equity	-	(129,582)
Interest on shareholde rs’ equity (reversal)	-	129,582
Other expenses on loans and financing	-	(3)
Income tax on remittances abroad	(1,603)	(2,077)
Other financial expenses	(4,942)	(7,179)
Monetary variations on loans and financing	(21,843)	(20,133)
Other monetary and foreign exchange variations	(729)	(490)
Provisions	(25,500)	(19,556)
	(191,052)	(209,868)

Financial income:
Monerary Variation Income	10,518	7,367
Income from financial investments	9,378	12,714
Sale of third parties shares	14,013	9,770
Interest	-	2
	33,909	29,853

Financial expenses, before foreign exchange variations	(157,143)	(180,015)

Foreign Exchange, net
Exchange variations on loans and financing	46,865	89,254
Foreign Exchange Income	(167)	17
	46,698	89,271

Financial result, net	(110,445)	(90,744)

17. INDEMNITIES RECEIVABLE

Indemnifications receivable is a long term asset representing amounts receivable from the municipalit ies of Diadema and Mauá as indemnification for the unilateral withdrawal of the Company’s water and sewage services concessions in 1995. As of March 31, 2007 this asset amounted to R$148,794.

In view of these concession contracts, the Company invested in the construction of water and sewage systems in those municipalities to meet its concession service commitments. Upon the unilateral termination of the Diadema and Maua concessions, the municipalities assumed the responsibility to supply water and sewage services in those areas. In that moment, the Company reclassified the balances of property, plant and equipment related to assets used in those municipalities to non-current assets (indemnifications receivable), and recorded impairment charges

Page: 36

to reduce the carrying value of the assets to the estimated recoverable amounts for which the Company had contractually agreed as fair compensation with the relevant authorities. The net book value of the property, plant and equipment items relating to the municipality of Diadema, in the amount of R$ 75,231, was written-off for accounting purposes in December, 1996, and the balance of the indemnities and other receivable s from the municipality was R$ 62,876 in March 31, 2007. The net book value of property, plant and equipment related to the municipality of Maua, in the amount of R$ 103,763, was written-off, for accounting purposes, in the fiscal year of 1999, and the balance of indemnities receivable from the municipality was R$ 85,918 in March 31, 2007.

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received to date.

Sabesp started judicial proceedings to collect the amounts due from these municipalities. With regards to Diadema, the first level judge gave sentence against Sabesp, against which there was an appeal in November, 2000. On December 1st, 2005 Sabesp was given partial recognition to the appeal to declare the validity of the agreement entered into with the municipality of Diadema. In October 11, 2006, the city hall filed special and extraordinary recourses, and in November 21, 2006 a decision was published allowing the Company to submit its response to the referred resources, which has already been done on December 6, 2006. The resources were denied by the President of the Court of Justice on March 27, 2007 and, against such decision, the city hall filed new interlocutory appeal.

With respect to Mauá, a decision has been issued by the lower court requiring the Municipality to pay an amount of R$ 153,2 million as compensation for loss of profits. This decision was appealed by Maua in April 15, 2005 and is pending a decision by the Court of Justice. On July 4, 2006 the judgment was converted into diligence consisting in clarification by an expert about the amount assigned as indemnification for loss of profits, which has not yet been made by the expert.

Based on the legal counsel opinion, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and continues to monitor the situation of the legal proceedings.

18. SHAREHOLDERS’ EQUITY

(a) Authorized Capital

The Company is authorized to increase its capital stock up to the limit of R$ 4,100,000, divided into common shares, all recorded with no par value.

Shares Grouping

The Board of Directors, in its meeting of March 30, 2007, approved proposal submitted to the Shareholders’ Meeting to be held on April 30, 2007, of Shares Grouping. The shares will be grouped in the proportion of 125 (one hundred twenty five) shares to 1 (one) share, and the capital stock, therefore, will be represented by 227,836,623 nominal common shares, with no par value, remaining unchanged the amount of Sabesp’s capital stock. Simultaneously to the grouping operation, the American Deposit Receipts (ADR’s) will start to be traded in the proportion of 2 (two) shares for each ADR.

Page: 37

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares, without par value, as follows:

	Mar/07		Dec/06

Shareholders	Number of shares	%	Number of shares	%

Secretaria da Fazenda	14,313,511,861	50,26	14,313,511,867	50,26
Companhia Brasileira de Liquidação e Custódia	7,946,582,851	27,90	7,722,535,287	27,11
The Bank Of New York ADR
Department (Equivalent to stock) (*)	6,190,924,500	21,74	6,415,657,250	22,53
Other	28,558,615	0,10	27,873,423	0,10

	28,479,577,827	100	28,479,577,827	100

(*) Each ADR equals 250 shares

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law.

Interests on shareholder’s equity declared in 2006, in the amount of R$270,841 will be paid up to 60 days after the General Shareholder’s Meeting of 2007, net of withholding income tax.

(d) Capital reserve

Capital reserve comprises fiscal incentives and donations from governmental entities and private entities.

(e) Revaluation reserve

As provided by CVM Instruction No. 197/93, the Company elected not to recognize income tax and social contribution on the revaluation reserve of property, plant and equipment carried out until 1991.

The reserve has been realized with a corresponding entry to “retained earnings”, to the same proportion of the depreciation and write-off of the assets to which it is related.

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(f) Changes in Retained Earnings Account

	Mar/07	Dec/06

Realization of Revaluation Reserve	21,843	102,272
Result of the Period	292,880	872,663
Interests on Shareholders’ Equity	-	(270,841)
Legal Reserve	-	(43,633)
Investment Reserve	-	(660,461)

Current Balance	314,723	-

19. CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brazilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Explanatory Notes	1st Qtr/07	1st Qtr/06

Cash flow from operating activities:
Net income for the period		292,880	327,916

Adjustments to reconcile net income:
Deferred Taxes and Contributions		(18,002)	3,227
Provisions for Contingencies		47,299	15,437
Social Security Obligations		14,595	14,991
Write-off of Fixes Assets	6(c)	1,960	1,365
Write-off of Deferred Assets		801	-
Gain in the Sale of Fixed Assets		-	(1,007)
Depreciation and Amortization	16	154,109	146,714
Interests Calculated on loans and financing payable		138,038	162,529
Monetary and Foreign Exchange variation from loans
and financings		(25,022)	(69,279)
Expenses from interests and monetary variation	10	3,305	5,289
Income from interests and monetary variation		(4,416)	(4,879)
Allowance for doubtful accounts	4(ii) e 16	76,303	68,222

Adjusted Net Profit		681,850	670,525
Changes in Working Capital:
Customers Accounts Receivable		(76,001)	(200,304)
Accounts Receivable from Shareholders		38,884	122,181
Inventories		6,972	5,337
Taxes Recoverable		(2,190)	(2,894)
Other Accounts Receivable		(9,955)	(10,285)

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Change in Non -current Assets
Accounts Receivable from Customers		(29,716)	(33,907)
Accounts Receivable from Shareholders		(23,543)	(22,917)
Judicial Deposits		(1,973)	(9,698)
Other Accounts Receivable		(1,136)	(14,314)

Change in Current Liabilities:
Suppliers		(102,502)	(55,043)
Salaries, provisions and social contributions		(29,597)	24,816
Taxes and Contributions Payable		81,837	(634)
Services Received		(37,116)	(26,524)
Other Obligations		(9,861)	(72,457)
Contingencies		(8,836)	(2,707)
Pension Fund	13	(3,832)	(3,724)
Change in non-current liabilities
Other Obligations		715	74,975

Cash Flow from Operating Activities		474,000	442,426

Cash Flow from Investment Activities:
Acquisition of fixed asset items		(104,135)	(106,268)
Increase in intangibles		(1,786)	(4,748)
Sale of Fixed Asset Items		-	2,188
Increase in Deferred Asset		-	(27)

Net Cash invested in investment activities		(105,921)	(108,855)

Cash Flow from financing activities
Loans and Financing - Long Term:
Funding		32,812	291,263
Payments		(275,364)	(251,481)

Payment of interest on shareholders’ equity		(2)	(9,386)

Net cash applied in financing activities		(242,554)	30,396

Increase in cash & cash equivalents		125,525	363,967
Cash & Cash equivalents in the beginning of the year		328,206	280,173
Cash & Cash equivalents at the end of the year		453,731	644,140
Change in cash & cash equivalents		125,525	363,967

Supplementary cash flow information:
Interests and fees paid on loans and financings		120,089	140,160
Capitalized interests and financial charges	6(f)	(2,671)	(13,113)
Income Tax and Social Contribution paid		87,744	120,641
Fixed Assets received in donations		6,718	13,922
Cofins and Pasep paid		114,461	75,221

Page: 40

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. 8.9% increase in net revenues and 3.7% increase in EBITDA

  in millions of R$
	1st Qtr/06	1st Qtr/07	Variation	%
(+) Gross operating revenues
(-) COFINS e PASEP
(=) Net operating revenues
(-) Costs and expenses
(=) Income before financial expenses (EBIT*)
(+) Depreciation and amortization
(=) EBITDA**
Net income
EBITDA Margin %	1,456.7 112.2 1,344.5 795.8 548.7 146.7 695.4 327.9 51.7	1,583.2 118.6 1,464.6 897.3 567.3 154.1 721.4 292.9 49.3	126.5 6.4 120.1 101.5 18.6 7.4 26.0 (35.0)	8.7 5.7 8.9 12.8 3.4 5.0 3.7 (10.7)
Net income per one thousand shares in R$	11.51	10.28
(*)	Income before interests and taxes
(**)	Income before interests, taxes, depreciation and amortization.

In 1Q07, the net operating revenue totaled R$ 1,464.6 million, a 8.9% growth in relation to 1Q06. Costs and expenses, in the amount of R$ 897.3 million, were 12.8% higher than 1Q07. EBITDA grew from R$ 695.4 million in 1Q06 to R$ 721.4 million 1Q07, a 3.7% increase.

EBIT presented a 3.4% growth, from R$ 548.7 million in the 1Q06 to R$ 567.3 million in 1Q07. Net income reached R$ 292.9 million, 10.7% lower than the R$ 327.9 million achieved in 1Q06.

2. Gross operating revenue growth

In 1Q07, the gross operating revenue presented a growth of R$ 126.5 million, or 8.7%, goin g from R$ 1,456.7 million in 1Q06 to R$ 1,583.2 in 1Q07. The main factors responsible for this growth were:

•   A 3.2% increase in the invoiced volume of water and sewage, being 0.8% referring to sewage treatment of the municipalities of Mogi das Cruzes, Santo André, São Caetano and Mauá for which the Company sells water in a wholesale basis.

•   A 6.71% tariff adjustment as of August 2006.

3. Invoiced Volume

In the following tables, the water and sewage invoiced volumes are demonstrated according to the category of use and region.

Page: 41

INVOICED VOLUME (1) OF WATER AND SEWAGE IN RETAIL AND WHOLESALE - in millions of cubic meters
	Water			Sewage			Water + Sewage
	1st Qtr/06	1st Qtr/07	Var. %	1st Qtr/06	1st Qtr/07	Var. %	1st Qtr/06	1st Qtr/07	Var. %
By Category
Residential	333.0	339.3	1.9	259.6	267.9	3.2	592.6	607.2	2.5
Commercial	37.0	37.7	1.9	33.5	34.2	2.1	70.5	71.9	2.0
Industrial	8.7	8.7	-	8.0	8.3	3.8	16.7	17.0	1.8
Public	10.9	11.0	0.9	8.7	8.8	1.2	19.6	19.8	1.0
Total retail	389.6	396.7	1.8	309.8	319.2	3.0	699.4	715.9	2.4
Wholesale	65.1	66.7	2.5	-	6.4	-	65.1	73.1	12.3
Grand Total	454.7	463.4	1.9	309.8	325.6	5.1	764.5	789.0	3.2

INVOICED VOLUME (1) OF WATER AND SEWAGE IN RETAIL AND WHOLESALE - in millions of cubic meters
	Water			Sewage			Water + Sewage
By Region	1st Qtr/06	1st Qtr/07	Var. %	1st Qtr/06	1st Qtr/07	Var. %	1st Qtr/06	1st Qtr/07	Var. %
Metropolitan	256.9	262,2	2.1	208.4	215.9	3.6	465.3	478.1	2.8
Regional (2)	132.7	134.5	1.4	101.4	103.3	1.9	234.1	237.8	1.6
Total retail	389.6	396.7	1.8	309.8	319. 2	3.0	699.4	715.9	2.4
Wholesale	65.1	66.7	2.5	-	6.4	-	65.1	73.1	12.3
Grand Total	454.7	463.4	1.9	309.8	325.6	5.1	764.5	789.0	3.2
(1)	Unaudited
(2)	Comprised by coastal and interior regions

4. Costs, selling and administrative expenses:

In the 1Q07, the costs of products and services provided, selling and administrative expenses presented an increase of R$101.5 million, or 12.8% .

Page: 42

in millions of R$
	1st Qtr/06	1st Qtr/07	Variation	%
Payroll and related charges	277.1	300.9	23,8	8.6
General Supplies	28.2	32.1	3,9	13.8
Treatment supplies	32.6	35.5	2,9	8.9
General Services	107.3	126.7	19,4	18.1
Electric power	105.3	118.2	12,9	12.3
General expenses	22.6	44.8	22,2	98.2
Depreciation and amortization	146.7	154.1	7,4	5.0
Bad debt expenses	68.2	76.3	8,1	11.9
Tax expenses	7.8	8.7	0,9	11.5
Costs, selling and administrative expenses	795.8	897.3	101,5	12.8
Percentage on Net Revenue	59.2	61.3

4.1. Salaries and Charges

In 1Q07 there was an increase of R$ 23.8 million, or 8.6%, in salaries and charges, going from R$ 277.1 million to R$ 300.9 million, as a result of the following factors:

•   4.63% salary adjustment (IPCA, IBGE) as of May 2006;

•   Provisions for pension obligations pursuant to CVM Resolution n. 371, with increase of R$ 12.8 million due to two recurring events: the adoption of a new mortality table and the reduction of the average time for retirement.

4.2. General Supplies

In 1Q07 there was an increase of R$ 3.9 million, or 13.8%, going from R$ 28.2 million to R$ 32.1 million, mainly related to the increase in expenditures with the following items:

•   Maintenance of residential connections and water an sewage networks in the amount of R$ 2.4 million, and

•   Supplies used for maintenance of the Sewage Treatment Stations in the amount of R$ 1.5 million.

4.3. Treatment Materials

The increase of R$ 2.9 million, or 8.9%, going from R$ 32.6 million to R$ 35.5 million in 1Q07, arises from the volume of water and sewage treated and the 6.0% average price adjustment.

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4.4. Third Party Services

In 1Q07 this item presented an increase of R$ 19.4 million, or 18.1%, going from R$ 107.3 million to R$ 126.7 million. The main factors that determined this performance were:

•   Maintenance of residential connections and water and sewage networks in the amount of R$ 5.9 million;

•   Maintenance, license of use, adequacy and contracting of computing environment to allow the continuity of the business in contingenc y situations, in the amount of R$ 4.8 million;

•   Marketing and Advertising with the communication of the “Projeto Verão 2007” campaign in the amount of R$ 1.1 million, and

•   Expenditures with the Loss Control Program (Programa de Controle de Perdas) and the Fraud Combat Program (Programa de Controle de Fraudes) in the amount of R$ 2.0 million.

4.5. Electric Energy

Presented a growth of R$ 12.9 million or 12.3% going from R$ 105.3 million to R$ 118.2 million associated to the following factors:

•   Growth of the produced water volume in 1.9% and 3.7% in sewage treatment, and

•   10.4% weighted average increase in prices of tariffs, mainly due to the 8.5% increase of the captive market price, which represents 82.9% of the expenditures with electric energy.

4.6. General Expenses

In 1Q07, there was an increase of R$ 22.2 million, or 98.2%, going from R$ 22.6 million to R$ 44.8 million due to:

•   Provision for contingencies mainly related to civil claims in the amount of R$ 12.8 million; and

•   Reversal of provisions for losses in the amount of R$9.4 million occurred in March 2006, not recurring in 2007.

4.7. Depreciation and Amortization

Presented an increase of R$ 7.4 million, or 5.0%, going from R$ 146.7 million to R$ 154.1 million, related to the transfer of works to property, plant and equipment in operation in the 1Q07.

4.8. Credit Write-offs

Page: 44

Presented an increase of R$ 8.1 million , or 11.9%, in relation to 1Q06, caused by:

•   Tariff increase of 9%; and

•   High provision of amounts above R$ 30 thousand, causing a 2.6% variation located in general customers.

5. Financial Income and Expenses

In 1Q07, presented a decrease of R$ 21.6 million, or 13.0%, pursuant to the following table:

in millions of R$
Financial	1st Qtr/06	1st Qtr/07	Variation	%
Interests and charges on local currency loans and financing	138.4	118.2	(20,2)	(14,6)
Interests and charges on foreign currency loans and financing	22.0	18.2	(3,8)	(17,3)
Other financial expenses	9.2	6.6	(2,6)	(28,3)
Provisions	19.6	25.5	5,9	30,1
Total financial expenses	189.2	168.5	(20,7)	(10,9)
Financial income	22.5	23.4	0,9	4,0
Financial expenses, net of financial income	166.7	145.1	(21,6)	(13,0)

With regards to local financing we may outline the following factors:

•   R$ 20.2 million decrease in the provision for interests on internal financings due mainly to:

•   The anticipated payment of the 5th issue of debentures, 1st series, on April 2006;

•   The amortization of the 4th issue during 2006, with settlement in December 2006;

•   The payment of principal of the Banco do Brasil contract that impacted the interests calculation; and

•   The drop of the CDI which contributed to the decrease of the interests calculated on the 6th, 7th and 8th issued of debentures.

The settlement of the 1st series of the 5th issue of debentures with part of the resources funded with the FIDC in March 2006, allowed the reduction of the interest rate from 1.1% per year to 0.70% per year.

With regards to foreign financings, we may outline the reduction of R$ 3.3 million due to the early settlement, in November 2006, of part of the Eurobonds 2008. With the new funding, Eurobonds 2016, there was a reduction of the interest rate from 12% per year to 7.5% per year.

Page: 45

With regards to other financial expenses, we may highlight the decrease of R$ 3.0 million due to the decrease of the TJLP on interests of the PAES.

In the 1Q07 there was an increase of R$ 5.9 million referring to the provision and monetary restatement on new judicial proceedings.

6. Income and Expense from Monetary Variation

The net effect of the monetary variations of R$ 41.4 million refers to:

6.1. Monetary variation expenses

  Increase of the IGPM in the 1Q07 (of 0.7% in the 1Q06 to 1.11% in 1Q07) generating monetary variation on debentures of R$ 3.5 million;
  Reduction of the monetary variation of financings arising from the amortizations occurred during the year of the Banco do Brasil financing in the amount of R$ 1.8 million, and
  Lower appreciation of the Brazilian Real in the 1Q07 (3.9%) and the currency basket, in comparison to the appreciation of the Brazilian Real in the 1Q06 (7.2%), as well as lower exposure to the dollar, generating a variation of R$ 42.2 million.
			in millions of R$
	1st Qtr/06	1st Qtr/07	Variation	%
Monetary variation on loans and financing	20.1	21.8	1,7	8,5
Exchange variation on loans and financing	(89.3)	(46.9)	42,4	(47,5)
Other Monetary variation	0.6	0.8	0,2	33,3
Monetary variation expenses	(68.6)	(24.3)	44,3	(64,6)

6.2. Monetary variation income

Increase of R$ 2.9 million, or 39.2%, from R$ 7.4 million to R$ 10.3 million, mainly due to the higher number of installment agreement of general cus tomers.

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7. Operating Indicators (*)

	1st Qtr/06	1st Qtr/07	Variation %
Water connections (1)	6.527	6.650	1,9
Sewage connections (1)	4.918	5.036	2,4
Population directly served with water (2)	22.6	22.8	0,9
Population served with sewage collection (2) (4)	18.3	18.6	1,6
Number of employees	17.364	16.966	(2,3)
Operating productivity (3)	659	689	4,6

(*) Unaudited
(1) In thousands of units at the end of the period
(2) In millions of inhabitants at the end of the period. It does not include wholesale supply. (3) Number of water and sewage connections per employee

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01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001- 80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,011.46
14 - AMOUNT ISSUED (Thousand of reais)	234,469
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 48

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,156.78
14 - AMOUNT ISSUED (Thousand of reais)	217,783
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 49

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
09 - DUE DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,156.78
14 - AMOUNT ISSUED (Thousand of reais)	208,127
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 50

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,011.13
14 - AMOUNT ISSUED (Thousand of reais)	202,252
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 51

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,064.18
14 - AMOUNT ISSUED (Thousand of reais)	106,418
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2008

Page: 52

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,044.90
14 - AMOUNT ISSUED (Thousand of reais)	365,715
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2007

Page: 53

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	07
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,130.44
14 - AMOUNT ISSUED (Thousand of reais)	395,654
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2007

Page: 54

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT SUPPLEMENTARY

1. EVOLUTION OF SHAREHOLDER INTEREST BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 03/31/2006 TO 03/31/2007

	Position as of 03/31/2006		New members	Changes in Common Shares	Left the Company	Position as of 03/31/2007
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	14,313,511,871	50.3				14,313,511,86 1*	50.3
Directors	758,483		7	158,475**	(15)	600,007*	0.0
Executive Officers
Members of the Audit Committee				1***		1	0.0
Outstanding shares	14,166,065 ,941	49.7				14,165,465,959	49.7
Total shares	28,479,577,827	100.0	7	158,476	(15)	28,479,577,827	100.0

*Difference arising from the entrance and exit of Board Members
** Difference arising from the transaction of 158,468 of a board member and the change in the composition of members of the board of directors, in the Extraordinary Shareholders’ Meeting of January 16, 2007.
*** There has been an acquisition of only 1 share by a member of the Fiscal Council.

2. STOCK POSITION AS OF 03/31/2007

Shareholders holding more than 5% of shares	Common Shares	%
State of São Paulo Department of Finance	14,313,511,861	50.3

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER MANAGEMENT Board of Directors Board of Executive Officers Statutory Audit Committee TREASURY SHARES TOTAL OUTSTANDING SHARES	14,313,511,861 600,007 - 1 - 28,479,577,827 14,165,465,959	50.3 100.0 49.7

3. SABESP AND THE NEW MARKET

SABESP, at the time of its adhesion to the New Market segment of BOVESPA, which congregates the Brazilian companies whose corporate governance practices are considered the best in Brazil, has incorporated to its Articles of Association an Arbitrage Clause. This clause provides that “The Company, its shareholders, Managers and members of the Fiscal Council undertake to resolve, by means of arbitrage, any and all dispute or controversy that may arise among them, related to or resulting from, in special, the application, validity, effectiveness, interpretation, violation and its

Page: 55

effects, of the provisions contained in Law No. 6,404/76, in these By-Laws, in the norms enacted by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as to those rules applicable to the operation of the capital markets in general, in addition to those contained in the New Market Listing Regulation, of the Contract of Participation in the New Market, to be conducted together with the Arbitrage Chamber of the Market set up by BOVESPA, in compliance with the Regulation of the referred Chamber, observed the exception applicable to the unavailable rights”.

Under the terms of the New Market Regulation, the Company is bound to the Commitment Clause of Arbitration, which consists in the arbitration clause, upon which the Bovespa, the Company and its shareholders, the management and members of the Fiscal Council of the Company committed to resolve, by means of arbitration, any and all dispute or controversy that arises among them, related to or resulting from, specially, as to its application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporate Law, the Company’s By-Laws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as other rules applicable to the operation of the capital markets in general, in addition to those contained in the Listing Regulation of the New Market, of the Arbitration Regulation and of the Contract of Participation in the New Market. Under the terms of the Sabesp’s By-Laws, the binding to the Commitment Clause is limited to the exception applicable to the unavailable rights.

Page: 56

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of March 31, 2007, the related statement of operations for the quarter then ended and the pe rformance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management and the relevant information.

2. Except for the matter mentioned in paragraph 3, our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company. Our special review was conduced in order for us to issue a special review report on the mandatory interim financial statements.

3. As mentioned in Note 4 to the interim financial statements, the Company’s management has not concluded the work for reconciliation of the account “Unidentified collections”, included into the account group “Accounts receivable”. This account should have a credit balance; however, in the balance sheet as of March 31, 2007, it has a debt balance of R$37,374 thousand (R$43,486 thousand as of December 31, 2006). The lack of reconciliation and analysis of this account does not enable us to conclude on the possible effects on the interim financial statements; accordingly, we were unable to complete our audit procedures on this account balance.

4. Based on our special review, except for any adjustments that might result from the conclusion of the account reconciliation work, mentioned in paragraph 3, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

Page: 57

5. The supplementary information for the quarter ended March 31, 2007, referring to the statement of cash flows, is presented for purposes of additional analysis and is not a required part of the mandatory interim financial statements. This supplementary information was reviewed by us in accordance with the specific standards described in paragraph 2, and, based on our review, except for any adjustments that might result from the conclusion of the account reconciliation work, mentioned in paragraph 3, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the interim financial statements referred to in paragraph 1 taken as a whole .

6. As mentioned in Note 5 to the interim financial statements, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government. Due to the present stage of the negotiations between the Company and the State of São Paulo Government, it is not possible to determine the outcome of this matter. These negotiations ma y result in a change to the amount recorded by the Company as reimbursable from the State of São Paulo Government.

7. We had previously audited the balance sheets prepared on December 31, 2006, presented for comparative purposes, issuing, thereon, a qualif ied opinion and an emphasis of matter paragraph regarding the matters described in paragraphs 3 and 6, respectively. In addition, we have performed a special review of the statement of profit and loss referring to the quarter ended March 31, 2006, presented for comparative purposes, and issued, thereon, an unqualified review report with an emphasis of matter paragraph similar to the one described in paragraph 6, dated May 15, 2006.

8. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 15, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Page: 58

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001- 80

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD QUARTER	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	BREAK-DOWN OF CAPITAL STOCK	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	AUTHORIZED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	DIRECTOR OF INVESTOR RELATIONS	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	PROFIT & LOSS STATEMENT	7
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	41
10 16	01 01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	48 55
17	01	REPORT ON THE SPECIAL REVIEW	57/58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 06, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.